

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**3.74%**	**2.25%**	**9.72%**	**8.19%**	**5.80%**	**6.81%**
S&P 500 Index	7.04	1.38	15.13	12.57	7.31	9.04
Barclays Aggregate Bond Index	-0.57	0.55	1.44	3.25	4.51	5.51
*Not Annualized; **Inception Date of 12/31/93						

About the Fund

Net Assets (as of 12/31/2015):	$23.1 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

John M. Bernstein

- 22 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2015

- Alphabet, Inc.
- Medtronic, PLC
- Apple, Inc.
- Visa, Inc.
- Microsoft Corp.

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**3.74%**	**2.25%**	**9.72%**	**8.19%**	**5.80%**	**6.81%**
S&P 500 Index	7.04	1.38	15.13	12.57	7.31	9.04
Barclays Aggregate Bond Index	-0.57	0.55	1.44	3.25	4.51	5.51

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Aggregate Bond Index
20%
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009	**2010**	**2011**	**2012**	**2013**
Sit Balanced	**23.12%**	**10.51%**	**2.04%**	**9.95%**	**18.36%**
S&P 500 Index	26.47	15.06	2.11	16.00	32.39
Barclays Aggregate Bond Index	5.93	6.54	7.84	4.22	-2.02
	2014	**2015**			
Sit Balanced	**9.15%**	**2.25%**			
S&P 500 Index	13.69	1.38			
Barclays Aggregate Bond Index	5.97	0.55			


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
60%
40%
20%
0%
-20%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets
7.1%
Bonds
32.6%
Stocks
60.3%

Top Stock Holdings
as of 12/31/2015

Top Five Stocks	% of Net Assets
Alphabet, Inc.	1.9%
Medtronic, PLC	1.8
Apple, Inc.	1.8
Visa, Inc.	1.7
Microsoft Corp.	1.4
Number of Holdings: 214	Top Five Stock Holdings: 8.7%

Complete List of Holdings

Holdings as of December 31, 2015.

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**1.89%**	**-15.88%**	**-7.94%**	**-6.71%**	**1.55%**	**3.03%**
MSCI Emerging Markets Index	0.26	-16.96	-9.04	-7.16	1.18	2.38

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 12/31/2015):	$7.2 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Raymond E. Sit

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2015

- Tencent Holdings, Ltd.
- Embraer SA, ADR
- Naspers, Ltd.
- Samsung Electronics Co., Ltd.
- Shinhan Financial Group Co., Ltd.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us | Documents | Applications

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**1.89%**	**-15.88%**	**-7.94%**	**-6.71%**	**1.55%**	**3.03%**
MSCI Emerging Markets Index	0.26	-16.96	-9.04	-7.16	1.18	2.38

*Not Annualized; **Inception Date of 7/1/94


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
10%
5%
0%
-5%
-10%
-15%
-20%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009	**2010**	**2011**	**2012**	**2013**
Sit Developing Markets Growth Fund	**73.97%**	**14.53%**	**-18.48%**	**11.08%**	**0.59%**
MSCI Emerging Markets Index	74.50	16.36	-20.41	15.15	-4.98
	2014	**2015**			
	2014	**2015**			
Sit Developing Markets Growth Fund	**-7.79%**	**-15.88%**			
MSCI Emerging Markets Index	-4.63	-16.96			


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets
1.0%
Finance
22.1%
Electronic Technology
13.5%
Consumer Services
11.7%
Consumer Non-Durables
7.9%
Producer Manufacturing
7.8%
Consumer Durables
6.7%
Retail Trade
5.2%
Technology Services
5.2%
Sectors Less Than 5%
18.9%

Portfolio Structure by Region
as of 12/31/2015


Asia
73.4%
72.2%
Latin America
11.7%
11.9%
Africa/Middle East
11.3%
8.9%
Europe/North America
2.6%
7.0%
Cash & Other Net Assets
1.0%
0.0%
0
10
20
30
40
50
60
70
80
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
Tencent Holdings, Ltd.	5.1%
Embraer SA, ADR	4.2
Naspers, Ltd.	4.2
Samsung Electronics Co., Ltd.	4.0
Shinhan Financial Group Co., Ltd.	3.9
Ambev SA, ADR	3.3
ICICI Bank, Ltd., ADR	3.1
NICE Systems, Ltd., ADR	3.0
Taiwan Semiconductor Co.	3.0
China Mobile, Ltd., ADR	3.0
Number of Holdings: 53	Top 10: 36.8%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Open an Account

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**6.51%**	**0.51%**	**13.04%**	**11.12%**	**8.82%**	**9.04%**
S&P 500 Index	7.04	1.38	15.13	12.57	7.31	7.39
Sit Dividend Growth Class S	**6.46**	**0.25**	**12.76**	**10.83**	**n/a**	**8.11**
S&P 500 Index	7.04	1.38	15.13	12.57	n/a	7.04

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 12/31/2015):	$906.2 Million
S Class Net Assets (as of 12/31/2015):	$70.3 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80-6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 12/31/2015

- Medtronic, PLC
- Microsoft Corp.
- Pfizer, Inc.
- Verizon Communications, Inc.
- Wells Fargo & Co.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us | Documents | Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 12/31/2015

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Dividend Growth Class I	**1.92%**	**1.71%**
Sit Dividend Growth Class S	**1.65%**	**1.45%**

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**6.51%**	**0.51%**	**13.04%**	**11.12%**	**8.82%**	**9.04%**
S&P 500 Index	7.04	1.38	15.13	12.57	7.31	7.39
Sit Dividend Growth Class S	**6.46**	**0.25**	**12.76**	**10.83**	**--**	**8.11**
S&P 500 Index	7.04	1.38	15.13	12.57	--	7.04

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


20%
15%
10%
5%
0%
Sit Dividend Growth Class I
S&P 500 Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-29.60%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
	2009	**2010**	**2011**	**2012**	**2013**
Sit Dividend Growth Class I	**25.59%**	**16.43%**	**3.29%**	**13.54%**	**28.18%**
S&P 500 Index	26.47	16.19	2.98	16.00	32.39
	2014	**2015**			
Sit Dividend Growth Class I	**12.12%**	**0.51%**			
S&P 500 Index	13.69	1.38			


40%
20%
0%
-20%
-40%
Sit Dividend Growth Class I
S&P 500 Index
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
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Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets
0.4%
Finance
18.2%
Sectors Less Than 4.4%
25.5%
Health Technology
16.4%
Utilities
4.4%
Technology Services
5.1%
Electronic Technology
8.3%
Retail Trade
7.0%
Producer Manufacturing
7.1%
Consumer Non-Durables
7.6%

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
Medtronic, PLC	3.2%
Microsoft Corp.	3.0
Pfizer, Inc.	2.6
Verizon Communications, Inc.	2.6
Wells Fargo & Co.	2.4
JPMorgan Chase & Co.	2.4
Home Depot, Inc.	2.2
Intel Corp.	2.0
PepsiCo, Inc.	2.0
Johnson & Johnson	1.9
Number of Holdings: 86	Top 10: 24.4%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**4.80%**	**-0.93%**	**8.68%**
Sit Global Dividend Growth Class S	**4.67**	**-1.21**	**8.40**
MSCI World Index	5.50	-0.87	7.04

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 12/31/2015):	$21.6 Million
S Class Net Assets (as of 12/31/2015):	$2.9 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2015

- Medtronic, PLC
- Roche Holding AG
- BCE, Inc.
- Nestle SA
- Seven & I Holdings Co., Ltd.

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Raymond E. Sit

- 23 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Tasha M. Murdoff

- 19 Years of industry experience.

Click for Full Biographies

Merging Strategies


Merging Strategies
Sit Global Dividend Growth Fund

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: International Equity Income

Distribution Rate
as of 12/31/2015

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Global Dividend Growth Class I	**1.69%**	**1.72%**
Sit Global Dividend Growth Class S	**1.43%**	**1.44%**

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	**4.80%**	**-0.93%**	**7.84%**	**8.68%**
Sit Global Dividend Growth Class S	**4.67**	**-1.21**	**7.57**	**8.40**
MSCI World Index	5.50	-0.87	9.63	7.04


Sit Global Dividend Growth Fund Class I
MSCI World Index
15%
10%
5%
0%
-5%
3 Month
1 Year
3 Year
5 Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	2008	2009	2010	2011	2012	2013
Sit Global Dividend Growth Class I	**-5.25%**	**24.65%**	**11.58%**	**-2.58%**	**13.61%**	**21.70%**
Sit Global Dividend Growth Class S	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**
MSCI World Index	-21.11	28.67	12.21	-3.78	16.64	26.68

	2014	2015
Sit Global Dividend Growth Class I	**4.03%**	**-0.93%**
Sit Global Dividend Growth Class S	**3.76**	**-1.21**
MSCI World Index	4.94	-0.87


Sit Global Dividend Growth Class I
MSCI World Index
40%
20%
0%
-20%
-40%
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

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Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: Global Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets 2.3%
Finance 18.4%
Health Technology 14.6%
Consumer Non-Durables 9.5%
Retail Trade 9.1%
Producer Manufacturing 8.6%
Electronic Technology 5.6%
Technology Services 5.3%
Communications 5.0%
Sectors Less Than 5% 21.6%

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
Medtronic, PLC	3.5%
Roche Holding AG	3.3
BCE, Inc.	2.7
Nestle SA	2.6
Seven & I Holdings Co., Ltd.	2.5
Verizon Communications, Inc.	2.3
Microsoft Corp.	2.2
Pfizer, Inc.	2.1
Diageo, PLC, ADR	2.0
Apple, Inc.	1.9
Number of Holdings: 68	Top 10: 14.6%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**4.59%**	**4.86%**	**4.33%**	**3.77%**	**2.41%**	**3.92%**
Morgan Stanley EAFE Growth Index	6.67	4.09	6.83	4.60	4.03	4.11

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 12/31/2015):	$21.7 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Tasha M. Murdoff

- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2015

- Nestle SA
- Diageo, PLC, ADR
- Medtronic, PLC
- Seven & I Holdings Co., Ltd.
- Babcock International Group, PLC

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**4.59%**	**4.86%**	**4.33%**	**3.77%**	**2.41%**	**3.92%**
MSCI EAFE Growth Index	6.67	4.09	6.83	4.60	4.03	4.11

*Not Annualized; **Inception Date of 11/1/91


Sit International Growth Fund
MSCI EAFE Growth Index
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009	**2010**	**2011**	**2012**	**2013**	**2014**
Sit International Growth Fund	**27.65%**	**9.51%**	**-10.80%**	**18.79%**	**17.56%**	**-7.88%**
MSCI EAFE Growth Index	29.36	12.25	-12.11	16.86	22.55	-4.43
	2015					
	2015					
Sit International Growth Fund	**4.86%**					
MSCI EAFE Growth Index	4.09					


Sit International Growth Fund
MSCI EAFE Growth Index
60%
40%
20%
0%
-20%
-40%
-60%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets 1.7%
Health Technology 14.2%
Consumer Non-Durables 14.1%
Finance 11.5%
Producer Manufacturing 9.9%
Process Industries 7.5%
Technology Services 6.3%
Electronic Technology 6.1%
Commercial Services 6.0%
Sectors less than 6% 22.7%

Portfolio Structure by Region
as of 12/31/2015


Europe
68.8%
64.7%
Asia
22.0%
34.6%
Other
7.5%
0.7%
Cash & Other Net Assets
1.7%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
Nestle SA	3.1%
Diageo, PLC, ADR	2.5
Medtronic, PLC	2.4
Seven & I Holdings Co., Ltd.	2.1
Babcock International Group, PLC	2.0
British American Tobacco, PLC	2.0
Reckitt Benckiser Group, PLC	2.0
Roche Holding AG	2.0
DS Smith, PLC	2.0
Novartis AG	2.0
Number of Holdings: 72	Top 10: 22.0%

Complete List of Holdings

Holdings as of December 31, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**6.34%**	**4.47%**	**14.42%**	**11.17%**	**7.10%**	**9.90%**
Russell 1000® Growth Index	7.32	5.67	16.83	13.53	8.53	10.99

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 12/31/2015):	$134 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Ronald D. Sit, CFA

- 31 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2015

- Alphabet, Inc.
- Apple, Inc.
- Medtronic, PLC
- Microsoft Corp.
- Visa, Inc.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**6.34%**	**4.47%**	**14.42%**	**11.17%**	**7.10%**	**9.90%**
Russell 1000® Growth Index	7.32	5.67	16.83	13.53	8.53	10.99

*Not Annualized; **Inception Date of 9/2/82


20%
15%
10%
5%
0%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Large Cap Growth Fund	**28.14%**	**10.79%**	**-0.53%**	**13.96%**	**29.21%**	**10.97%**	**4.47%**
Russell 1000® Growth Index	37.21	16.71	2.64	15.26	33.48	13.05	5.67

Sit Large Cap Growth Fund 28.14% 10.79% -0.53% 13.96% 29.21% 10.97% 4.47%


60%
40%
20%
0%
-20%
-40%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 12/31/2015



Cash & Other Net Assets 1.2%
Technology Services 20.6%
Health Technology 16.9%
Electronic Technology 9.8%
Consumer Services 8.3%
Retail Trade 7.6%
Producer Manufacturing 7.4%
Consumer Non-Durables 6.8%
Health Services 4.3%
Sectors Less than 4% 17.1%

Top Stock Holdings

as of 12/31/2015

Company	% of Net Assets
Alphabet, Inc.	6.0%
Apple, Inc.	4.4
Medtronic, PLC	3.1
Microsoft Corp.	3.0
Visa, Inc.	2.8
Gilead Sciences, Inc.	2.7
CVS Health Corp.	2.4
Adobe Systems, Inc.	2.3
Facebook, Inc.	2.3
PepsiCo, Inc.	2.2
Number of Holdings: 76	Top 10: 31.2%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**0.90%**	**-2.22%**	**11.42%**	**8.88%**	**6.50%**	**11.58%**
Russell Midcap® Growth Index	4.12	-0.20	14.88	11.54	8.16	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 12/31/2015):	$147 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Robert W. Sit, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2015

- TJX Cos., Inc.
- Ultimate Software Group, Inc.
- Skyworks Solutions, Inc.
- Ecolab, Inc.
- Avago Technologies, Ltd.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns

as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**0.90%**	**-2.22%**	**11.42%**	**8.88%**	**6.50%**	**11.58%**
Russell Midcap® Growth Index	4.12	-0.20	14.88	11.54	8.16	N/A

*Not Annualized; **Inception Date of 9/2/82


20%
15%
10%
5%
0%
-5%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 12/31/2015

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Mid Cap Growth Fund	**-34.64%**	**27.10%**	**-6.53%**	**18.36**	**33.42%**	**6.01%**	**-2.22%**
Russell Midcap® Growth Index	-27.41	26.38	-1.65	15.81	35.74	11.90	-0.20

Sit Mid Cap Growth Fund -34.64% 27.10% -6.53% 18.36 33.42% 6.01% -2.22%


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Important Legal Information

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets 1.3%
Health Technology 12.3%
Technology Services 10.6%
Electronic Technology 9.9%
Finance 8.6%
Retail Trade 8.4%
Producer Manufacturing 7.9%
Health Services 7.4%
Consumer Services 7.2%
Sectors Less Than 6% 26.4%

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
TJX Cos., Inc.	2.7%
Ultimate Software Group, Inc.	2.6
Skyworks Solutions, Inc.	2.6
Ecolab, Inc.	2.4
Avago Technologies, Ltd.	2.4
Ulta Salon Cosmetics & Fragrance, Inc.	2.3
Allergan, PLC	2.1
Waste Connections, Inc.	2.0
Snap-On, Inc.	2.0
Thermo Fisher Scientific, Inc.	1.9
Number of Holdings: 85	Top 10: 22.8%

Complete List of Holdings

Holdings as of December 31, 2015.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**1.50%**	**3.54%**	**3.32%**	**5.52%**	**4.54%**	**4.92%**
Barclays 5-Yr Municipal Bond Index	0.66	2.43	2.14	3.25	4.12	4.55

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 12/31/2015):	$482.7 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 20 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Performance Table

View the quarterly performance of the Fund.



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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Yields and Durations
as of 12/31/2015

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]
Sit Minnesota Tax-Free Income	**2.71%**	**5.31%**	**3.30%**	**15.3 Years**	**4.8 Years**

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**1.50%**	**3.54%**	**3.32%**	**5.52%**	**4.54%**	**4.92%**
Barclays 5-Yr Municipal Bond Index	0.66	2.43	2.14	3.25	4.12	4.55

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**22.04%**	**3.18%**
Barclays 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	7.40	3.40
	2011	**2012**	**2013**	**2014**	**2015**	
Sit Minnesota Tax-Free Income Fund	**10.64%**	**7.24%**	**-3.10%**	**9.91%**	**3.54%**	
Barclays 5-Year Municipal Bond Index	6.93	2.97	0.81	3.19	2.43	


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets
7.4%
Multi Family Mortgage
20.6%
Sectors less than 3%
10.6%
Escrow to Maturity/Pre-Refund
3.7%
Utility
4.1%
Municipal Lease
4.8%
Single Family Mortgage
15.9%
Other Revenue
6.6%
Education/Student Loan
11.6%
Hospital / Health Care
14.7%

Quality Ratings
(% of Total Net Assets)

as of 12/31/2015


Other Assets and Liabilities
7.4%
AAA
6.6%
AA
24.4%
Not Rated*
29.6%
Less Than BBB
3.6%
BBB
8.0%
A
20.4%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.3%	0.4%	8.0%	19.9%	0.0%

Complete List of Holdings

Holdings as of December 31, 2015.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Since Inception**
Sit Quality Income Fund	**-0.06%**	**-0.27%**	**0.33%**	**0.33%**
Barclays U.S. 1-3 Year Gov't/Credit Index	-0.36	0.65	0.69	0.69

*Not Annualized; **Inception Date of 12/31/12

About the Fund

Net Assets (as of 12/31/2015):	$71.5 Million
Inception Date:	12/31/12
Lead Manager Tenure:	Since 2012
Ticker Symbol:	SQIFX
Sit Fund Number:	22
CUSIP Number:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal.
- Lead portfolio manager has been at the helm of this Fund since inception.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

Mark H. Book, CFA, CMA

- 29 Years of industry experience.

Christopher M. Rasmussen, CFA

- 14 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
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Notes

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 12/31/2015

	30-Day SEC Yield	Average Maturity	Effective Duration[1]
Sit Quality Income Fund	**1.36%**	**7 Years**	**0.4 Years**

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Since Inception**
Sit Quality Income Fund	**-0.06%**	**-0.27%**	**0.33%**	**0.33%**
Barclays U.S. 1-3 Year Gov't/Credit Index	-0.36	0.65	0.69	0.69

*Not Annualized; **Inception Date of 6/2/87


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
2%
1%
0%
-1%
Three Month
One Year
Three Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	2013	2014	2015
Sit Quality Income Fund	**0.58%**	**0.68%**	**-0.27%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.64	0.77	0.65


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
4%
3%
2%
1%
0%
-1%
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
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Prices

Daily Prices
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Important Legal Information



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets 4.4%
Taxable Municipal (Agy-Backed) 3.6%
Taxable Municipal 6.0%
CMO (non-agency) 7.2%
Mortgage Pass-Through (Agy.) 10.0%
Asset-Backed (non-agency) 12.8%
Corporate Bonds 16.6%
U.S. Treasury/Federal Agency 39.4%

Complete List of Holdings

Holdings as of December 31, 2015.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	Since Inception*
Sit Small Cap Dividend Growth Class I	**1.95%**	**-6.51%**
Sit Small Cap Dividend Growth Class S	**1.93**	**-6.69**
Russell 2000 Index	3.59	-8.37

*Not Annualized, Inception Date of 3/31/15.

About the Fund

Inception Date:	3/31/15
Lead Manager Tenure:	Since 3/31/15
I Class Ticker Symbol:	SSCDX
I Class Sit Fund Number:	23
I Class CUSIP Number:	82980D-86-3
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDFSX
S Class Sit Fund Number:	24
S Class CUSIP Number:	82980D-85-5
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the Fund's benchmark index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Michael T. Manns

- 28 Years of industry experience.

Robert W. Sit

- 23 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information



Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	Since Inception*
Sit Small Cap Dividend Growth Class I	**1.95%**	**-6.51%**
Sit Small Cap Dividend Growth Class S	**1.93**	**-6.69**
Russell 2000 Index	3.59	-8.37

*Not Annualized, Inception Date of 3/31/15.


Sit Small Cap Dividend Growth Fund
Russell 2000 Index
10%
5%
0%
-5%
-10%
Three Month
Since Inception

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Dividend Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets
4.7%
Finance
24.6%
Consumer Services
8.3%
Consumer Durables
7.3%
Producer Manufacturing
7.1%
Commercial Services
6.1%
Process Industries
6.1%
Electronic Technology
4.8%
Health Technology
4.4%
Sectors Less Than 4.4%
26.6%

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
Monolithic Power Systems, Inc.	1.8%
Booz Allen Hamilton Holding Corp.	1.7
STERIS, PLC	1.7
Physicians Realty Trust	1.7
Thor Industries, Inc.	1.7
MKS Instruments, Inc.	1.5
Solera Holdings, Inc.	1.5
Deluxe Corp.	1.5
Laclede Group, Inc.	1.5
Provident Financial Services, Inc.	1.5
Number of Holdings: 94	Top 10: 16.2%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**1.32%**	**-2.66%**	**10.24%**	**8.87%**	**6.75%**	**10.29%**
Russell 2000® Growth Index	4.32	-1.38	14.28	10.67	7.95	7.60

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 12/31/2015):	$91.7 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Robert W. Sit, CFA

- 23 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2015

- Ultimate Software Group, Inc.
- Skyworks Solutions, Inc.
- Snap-On, Inc.
- Celgene Corp.
- Synaptics, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**1.32%**	**-2.66%**	**10.24%**	**8.87%**	**6.75%**	**10.29%**
Russell 2000® Growth Index	4.32	-1.38	14.28	10.67	7.95	7.60

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**
Sit Small Cap Growth Fund	**-42.96%**	**33.06%**	**27.28%**	**-0.23%**	**14.40%**	**35.66%**	**1.46%**
Russell 2000® Growth Index	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60
	2015						
Sit Small Cap Growth Fund	**-2.66%**						
Russell 2000® Growth Index	-1.38						


Sit Small Cap Growth Fund
Russell 2000® Growth Index
125%
125%
100%
75%
50%
25%
0%
-25%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

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Service Professionals
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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Sector Allocation
as of 12/31/2015


Cash & Other Net Assets 2.2%
Health Technology 15.9%
Technology Services 13.8%
Health Services 9.0%
Electronic Technology 8.7%
Finance 8.1%
Producer Manufacturing 7.1%
Consumer Durables 6.4%
Retail Trade 5.1%
Sectors less than 5% 23.7%

Top Stock Holdings
as of 12/31/2015

Company	% of Net Assets
Ultimate Software Group, Inc.	2.9%
Skyworks Solutions, Inc.	2.6
Snap-On, Inc.	2.4
Celgene Corp.	2.2
Synaptics, Inc.	2.2
Acadia Healthcare Co., Inc.	2.1
Manhattan Associates, Inc.	1.9
On Assignment, Inc.	1.9
Waste Connections, Inc.	1.9
Alexion Pharmaceuticals, Inc.	1.9
Number of Holdings: 91	Top 10: 22.0%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**2.36%**	**3.91%**	**4.39%**	**6.73%**	**4.27%**	**5.38%**
Barclays 5-Yr Municipal Bond Index	0.66	2.43	2.14	3.25	4.12	5.27

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 12/31/2015):	$161.2 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 20 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Tax-Free Income


Congress has made nearly 5,000 changes to the Tax Code since 2001.
Sit Tax-Free Income Fund
Delivering income exempt from federal taxes since September 29, 1988.
Sit Investment Associates
1040

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Performance Table

View the quarterly performance of the Fund.



Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Yields and Durations
as of 12/31/2015

30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Estimated Average Life [2]
3%	**5.30%**	**3.64%**	**16.9 Years**	**5.7 Years**

Average Annual Returns
as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**2.36%**	**3.91%**	**4.39%**	**6.73%**	**4.27%**	**5.38%**
Barclays 5-Yr Municipal Bond Index	0.66	2.43	2.14	3.25	4.12	5.27

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Barclays 5-Yr Municipal Bond Index
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2015

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Barclays 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Barclays 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-15.77%**
Barclays 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Tax-Free Income Fund	**22.42%**	**2.49%**	**10.73%**	**9.93%**	**-4.46%**	**14.60%**	**3.91%**
Barclays 5-Year Municipal Bond Index	7.40	3.40	6.93	2.97	0.81	3.19	2.43


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2015


Cash Equivalents
5.9%
Single Family Mortgage
22.3%
Multi Family Mortgage
19.4%
Other Revenue
12.5%
Education/Student Loan
8.2%
Insured
6.8%
Investment Companies
6.0%
General Obligation
5.9%
Hospital / Health Care
4.8%
Sectors less than 3%
8.2%

Quality Ratings
(% of Total Net Assets)

as of 12/31/2015


Other Assets & Liabilities
5.9%
AAA
11.2%
AA
29.5%
A
21.7%
BBB
5.5%
Less Than BBB
3.8%
Non-Rated
22.4%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.4%	0.2%	1.4%	15.0%	4.4%

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
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Applications

Search

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Performance

Average Annual Returns as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.21%**	**1.42%**	**0.50%**	**1.37%**	**3.55%**	**5.62%**
Barclays Intermediate Government Index	-0.84	1.18	0.81	2.03	3.71	5.79

*Not Annualized; **Inception Date of 6/2/87

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

About the Fund

Net Assets (as of 12/31/2015):	$603.6 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

Mark H. Book, CFA, CMA

- 29 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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2013 Report of Organization Actions Affecting Basis of Securities - Form 8937

Performance Table

View the quarterly performance of the Fund.





U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations

as of 12/31/2015

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**2.8%**	**1.86%**	**18.8 Years**	**1.0 Years**

Average Annual Returns

as of 12/31/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.21%**	**1.42%**	**0.50%**	**1.37%**	**3.55%**	**5.62%**
Barclays Intermediate Government Bond Index	-0.84	1.18	0.81	2.03	3.71	5.79

*Not Annualized; **Inception Date of 6/2/87


10%
5%
0%
-5%
Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 12/31/2015

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Barclays Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Barclays Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Barclays Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**7.78%**	**4.91%**
Barclays Intermediate Government Bond Index	1.68	3.84	8.47	10.43	-0.32	4.98
	2011	**2012**	**2013**	**2014**	**2015**	
Sit U.S. Government Securities Fund	**2.72%**	**2.67%**	**-2.08%**	**2.22%**	**1.42%**	
Barclays Intermediate Government Bond Index	6.08	1.73	-1.25	2.52	1.18	


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 12/31/2015


SBA Pass-Through 0.9%
Cash & Other Net Assets 4.3%
Asset-Backed 2.7%
U.S. Treasury/Federal Agy. 4.1%
FHLMC Pass-Through 6.6%
GNMA Pass-Through 10.7%
CMO 52.6%
FNMA Pass-Through 18.1%

Estimated Average Life Profile

as of 12/31/2015


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7.1%
91.4%
0.6%
0.0%
0.9%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of December 31, 2015.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Performance

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 1/31/2016

(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**-3.80%**	**0.33%**	**7.46%**	**7.35%**	**5.24%**	**6.65%**
S&P 500® Index[3]	-6.18	-0.67	11.30	10.91	6.48	8.76
Barclays Aggregate Bond Index[4]	0.78	-0.16	2.14	3.51	4.66	5.55
Dividend Growth Class I	**-4.19**	**-0.15**	**9.44**	**9.78**	**--**	**8.62**
S&P 500® Index[3]	-6.18	-0.67	11.30	10.91	--	6.89
Dividend Growth Class S	**-4.26**	**-0.41**	**9.16**	**9.50**	**--**	**7.60**
S&P 500® Index[3]	-6.18	-0.67	11.30	10.91	--	6.43
Global Dividend Growth[5] Class I	**-5.63**	**-2.60**	**4.50**	**5.54**	**--**	**7.93**
Global Dividend Growth[5] Class S	**-5.70**	**-2.88**	**4.23**	**5.28**	**--**	**7.66**
MSCI World Index[6]	-8.09	-5.08	5.64	5.80	--	6.06
Small Cap Dividend Growth Class I	**-6.83**	**-9.60**	**--**	**--**	**--**	**-9.94**
Small Cap Dividend Growth Class S	**-6.89**	**-9.62**	**--**	**--**	**--**	**-10.11**
Russell 2000® Index	-10.56	-15.80	--	--	--	-16.43
Large Cap Growth	**-6.41**	**1.37**	**10.76**	**9.82**	**6.20**	**9.71**
Russell 1000® Growth Index[7]	-6.71	1.32	13.02	11.67	7.72	10.77
Mid Cap Growth	**-10.83**	**-7.69**	**6.47**	**6.97**	**4.97**	**11.29**
Russell Midcap® Growth Index[8]	-9.46	-6.17	9.69	9.37	6.69	--
International Growth[5]	**-7.77**	**-2.69**	**0.88**	**1.98**	**1.03**	**3.61**
MSCI EAFE Index[9]	-9.91	-8.43	0.68	1.59	1.65	4.75
Small Cap Growth[10]	**-11.28**	**-10.74**	**4.63**	**6.35**	**4.86**	**9.76**
Russell 2000® Growth Index[11]	-11.98	-10.01	7.68	8.28	5.74	7.00
Developing Markets Growth[5]	**-11.94**	**-22.00**	**-10.45**	**-7.28**	**-0.20**	**2.71**
MSCI Emerging Markets Index[12]	-12.44	-22.80	-11.45	-7.88	-0.54	2.05

Average Annual Total Returns - Fixed Income Funds

As of 1/31/2016

(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities[13]	**0.88%**	**1.67%**	**0.83%**	**1.46%**	**3.58%**	**5.62%**
Barclays U.S. 1-3 Year Gov't/Credit Index[14]	1.06	1.18	1.47	2.29	3.87	5.83
Quality Income	**-0.08%**	**-0.44**	**0.25**	**--**	**--**	**0.28**
Barclays 1-3 Year Gov't/Credit Index[15]	0.19	0.65	0.85	--	--	0.84
Tax-Free Income[16]	**3.18**	**3.04**	**4.44**	**7.17**	**4.37**	**5.40**
Barclays 5-Year Municipal Index[17]	1.25	2.06	2.37	3.55	4.22	5.30
Minnesota Tax-Free Income[16,18]	**2.06**	**3.03**	**3.40**	**5.88**	**4.60**	**4.94**
Barclays 5-Year Municipal Index[17]	1.25	2.06	2.37	3.55	4.22	4.58

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Global Dividend Growth Fund 9/30/08; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Quality Income Fund 12/31/12; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12).

(7) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

(8) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index.

(9) MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

(10) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(11) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization.

(12) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(13) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(14) The Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(15) The Barclays 1-3 Year U.S. Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transacton costs, management fees or other costs. It is not possible to invest directly in an index.

(16) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(17) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(18) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

Performance

Click here for the performance results in Adobe PDF Format.

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 1/31/2016

(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]
Dividend Growth Class I	1.87%	1.72%
Dividend Growth Class S	1.62	1.47
Global Dividend Growth[2] Class I	1.74	1.73
Global Dividend Growth[2] Class S	1.49	1.45
Small Cap Dividend Growth Class I	1.62	--
Small Cap Dividend Growth Class S	1.37	--

Current Yields and Distribution Rates - Fixed Income Funds

As of 1/31/2016

(Updated Monthly)

Fund Name	30-Day SEC Yield [1]	12-Month Distribution Rate[1]	Dividend Distribution Factor
U.S. Government Securities [3]	2.49%	1.84%	0.01332
Quality Income	1.45	0.97	0.00746
Tax-Free Income [4]	2.91	3.61	0.02535
Minnesota Tax-Free Income[4,5]	2.49	3.28	0.02620

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(2) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(3) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(4) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(5) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

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